UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

Silent Witness Enterprises Ltd.

6554 176 Street

Surrey, BC, Canada
V3S 4G5
(604) 574 1526
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X                Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                  No  X

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

SILENT WITNESS ENTERPRISES LTD.

Date: December 23, 2003	By: /s/ R. K. (Rob) Bakshi

Name: R. K. (Rob) Bakshi
Title: Chairman, President & CEO

Quarter Ended October 31, 2003
(Expressed in Canadian Dollars)

To Our Shareholders

Revenues for the first quarter ended October 31, 2003 were $12,508,629, an 18 percent decrease from the prior year’s comparable quarter of $15,247,626. Earnings for the quarter totaled $18,861 compared to $1,051,097 during the prior year’s first quarter and represented $0.00 earnings per share compared with $0.14 basic earnings per share ($0.13 fully diluted) for the prior year’s first quarter. Cash Flow from operations, before changes in working capital amounted to $557,147 down from $2,073,759 in the prior year’s first quarter.

Fully $1,85 million, or two thirds, of the total decrease in revenues in the first quarter of Fiscal 2004 as compared to the comparable quarter in Fiscal 2003 was due to the strengthening of the Canadian dollar versus the US dollar.

The current year’s first quarter results are inclusive of legal, travel and other costs of $601,889 associated with the take over bid of the company by Honeywell International Inc.

Analysis

Sales in the CCTV division decreased by 19% to $9,945,838 from $12,229,554 in the prior year’s first quarter. The strengthening Canadian dollar accounted for $1,45 million or 63% of this decrease.

Sales of product for the Original Equipment Manufacturing (OEM) division totaled $708,438, a decrease of 26 percent from the comparable quarter’s sales of $958,986 last year. The strengthening Canadian dollar accounted for about $0.11 million, or 45%, of this decrease. The OEM backlog, as of October 31, 2003, amounts to $2,100,779.

Sales in the Mobile division decreased by 10% to $1,854,353 from $2,059,086. Without the impact of the strengthening Canadian dollar, sales of the Mobile division in the first quarter of fiscal 2004 would have exceeded the sales in fiscal 2003.

Gross margin on products sold totaled $5,612,878 or 45 percent of sales compared to $7,157,945 or 47 percent of sales in the first quarter of the prior fiscal year. The decrease in the gross margin rate was due to a change in the sales mix and the strengthening Canadian dollar.

Expenses for the quarter ended October 31, 2003 totaled $5,056,655 or 40 percent of sales compared to $5,479,609 or 36 percent of sales in the prior fiscal year’s first quarter. This $422,954 decrease represents an 8% decrease in expenses.

In the first quarter ended October 31, 2003, working increased by $553,879 over the amount at July 31, 2003. The working capital ratio improved to 6.9 compared to 6.0 at July 31, 2003. Inventory turns decreased to 3.3 times compared to 3.5 times in the previous quarter. Days sales in accounts receivable increased to 81 days from 67 days at July 31, 2003, due to the fact that the company made a significantly increased number of shipments in the month of October in the latest quarter.

Business Update

In August, the Company launched the LumaView SWX200 infrared illuminator. Housed in a rugged, machined aluminum enclosure and utilizing state of the art “gold-coat” bulb and reflector technology, the product can be utilized for the covert illumination of any scene. The product enables IR-sensitive CCTV cameras to produce high quality images under nighttime conditions without the use of obtrusive, visible light.

In September, the Company announced that it released two tamper resistant, bullet-style cameras that capture images in total darkness. The SWX81 and SWX82 Night Hawk cameras offer 24/7 surveillance by combining built-in infrared LED illuminators with true day/night camera boards.

The LumaView SWX200, the SWX81 and the SWX82 represent a convergence of the Company’s long history of developing security products noted for both toughness and durability with the latest advancements in infrared technology. This combination is ideally suited for the 24/7 mission critical surveillance applications that the Company views as a strong growth market.

On October 28th Honeywell International Inc. made a bid to acquire all issued and outstanding shares of the Company at a price of $11.27 per share. The bid is due to expire on December 3, 2003 unless otherwise extended.

Silent Witness Enterprises Ltd.
Consolidated Statements of Operations

CANADIAN DOLLARS, UNAUDITED, PREPARED BY MANAGEMENT	THREE MONTHS ENDED OCTOBER 31

	2003	2002

Revenue	$12,508,629	$15,247,626
Cost of sales	6,879,889	8,089,681

Gross margin	5,628,740	7,157,945
Operating expenses
Sales and marketing	1,750,134	2,129,920
General and administration	943,613	1,207,342
Research and development (net of ITC) (2004: Q1 $275,952) (2003: Q1 $196,464)	1,124,482	982,201
Amortization	746,730	763,957
Service	207,766	160,899
Foreign currency loss	283,930	235,290

	5,056,655	5,479,609

Earnings before interest, other expense and income taxes	572,085	1,678,336
Interest / other income (expense)	44,243	(523)
Cost related to takeover bid (note 3)	(601,889)	—

	(557,646)	(523)

Earnings before income taxes	14,439	1,677,813
Income taxes expenses (recovery)	(4,422)	626,716

Net earnings for the period	$18,861	$1,051,097

Retained earnings, beginning of period	$19,031,455	$16,643,049
Net earnings for the period	18,861	1,051,097

Retained earnings, end of period	$19,050,316	$17,694,146

Earnings per share
Basic	$0.00	$0.14
Diluted	$0.00	$0.13

Weighted average number of shares
Basic	7,468,541	7,588,402
Diluted	7,676,307	7,810,086

Silent Witness Enterprises Ltd.
Consolidated Balance Sheets

CANADIAN DOLLARS, PREPARED BY MANAGEMENT	October 31, 2003	July 31, 2003

	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	$9,139,805	$9,923,008
Accounts receivable	11,260,018	10,346,184
Income taxes recoverable	841,611	763,995
Inventory	8,374,896	8,886,067
Prepaid expenses and deposits	764,130	474,907

	30,380,460	30,394,161
Property, plant and equipment (net)	7,399,533	7,546,872
Other assets (net) (note 1)	5,231,804	5,733,514

	12,631,337	13,280,386

	$43,011,797	$43,674,547

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,178,096	$4,666,263
Warranty reserve	453,936	438,936
Current portion of LTD	129,049	—

	4,761,081	5,105,199
Long term liabilities
Non-current liabilities (note 2)	634,579	763,628
Future income tax payable	843,389	1,051,833

Total liabilities	6,239,049	6,920,660
Shareholders’ equity
Share capital
Authorized:100,000,000 Common Shares without par value 10,000,000 preference shares without par value of which 1,450,000 are designated as Series A preferred
Common shares outstanding: 7,468,541 (2003: 7,468,541)	17,675,699	17,675,699
Contributed surplus	46,733	46,733
Retained earnings	19,050,316	19,031,455

	36,772,748	36,753,887

	$43,011,797	$43,674,547

Commitments (note 1)

Silent Witness Enterprises Ltd.
Consolidated Statements of Cash Flow

CANADIAN DOLLARS, UNAUDITED, PREPARED BY MANAGEMENT	THREE MONTHS ENDED OCTOBER 31

	2003	2002

Operations:
Net earnings	$18,861	$1,051,097
Items not involving cash
Amortization	746,730	763,957
Future income taxes	(208,444)	258,705

	557,147	2,073,759
Change in non-cash operating working capital
Accounts receivable	(913,833)	(22,253)
Income taxes recoverable	(77,616)	135,673
Inventory	511,171	(140,544)
Prepaid expenses and deposits	(289,223)	(549,315)
Accounts payable and accrued liabilities	(488,168)	(499,680)
Warranty reserve	15,000	15,000

	(1,242,669)	(1,061,119)

	(685,522)	1,012,640
Investing:
Purchase of property, plant and equipment and other assets	(97,681)	(220,346)

	(97,681)	(220,346)
Financing:
Share repurchases	—	(806,860)
Principal payment	—	(2,376,450)

	—	(3,183,310)

Net (decrease) in cash and cash equivalents	(783,203)	(2,391,016)
Cash and cash equivalents, beginning of period	9,923,008	2,391,016

Cash and cash equivalents, end of period	$9,139,805	$—

Silent Witness Enterprises Ltd.
Notes to Interim Financial Statements: Segmented disclosures

CANADIAN DOLLARS, PREPARED BY MANAGEMENT

SEGMENT INFORMATION	CCTV	% of Total	Mobile	% of Total	OEM	% of Total	Total

FOR THE THREE MONTHS ENDED OCTOBER 31, 2003
Revenue	$9,945,838	80%	$1,854,353	15%	$708,438	5%	$12,508,629
Cost of sales including sales and marketing	6,621,420	77%	1,409,279	16%	599,323	7%	8,630,023

Segment profit	$3,324,418	86%	$445,074	11%	$109,115	3%	$3,878,606

FOR THE THREE MONTHS ENDED OCTOBER 31, 2002
Revenue	$12,229,554	80%	$2,059,086	14%	$958,986	6%	$15,247,626
Cost of sales including sales and marketing	8,349,804	83%	1,217,863	12%	651,934	5%	10,219,601

Segment profit	$3,879,750	78%	$841,223	17%	$307,052	6%	$5,028,025

RECONCILIATION OF SEGMENT PROFITS	THREE MONTHS ENDED

FOR THE PERIOD ENDED OCTOBER 31	2003		2002

Revenues	$12,508,629	100%	$15,247,626	100%
Cost of sales	6,879,889	55%	8,089,681	53%

Gross margin	5,628,740	45%	7,157,945	47%

Sales and marketing	1,750,134	14%	2,129,920	14%

Segment profit	$3,878,606	31%	$5,028,025	33%

GEOGRAPHIC INFORMATION	THREE MONTHS ENDED

FOR THE PERIOD ENDED OCTOBER 31	2003		2002

United States	$9,413,890	75%	$11,814,258	77%
International	2,674,613	21%	2,853,680	19%
Canada	420,126	4%	579,688	4%

Segment revenues	$12,508,629	100%	$15,247,626	100%

Notes to Unaudited Consolidated Financial Statements
Quarter ended October 31, 2003 (Expressed in Canadian Dollars)

The Company’s interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended July 31, 2003.

1.	COMMITMENTS

On October 11, 2002, the Company entered into agreements to purchase 11.9 acres of land in Surrey, British Columbia for $3,178,000. A portion of the land was acquired during the third quarter of fiscal 2003 for $369,000. On May 5, 2003, the remaining portion of land was acquired for $2,809,000 including related license fees. An additional $534,000 was incurred during the fourth quarter of 2003 for legal, project management and architectural services.

2.	SETTLEMENT OF CLAIM BY AMERICAN BUILDING CORPORATION

During the year ended July 31, 2003, the Company settled a claim from prior years with American Building Corporation (formerly Ultrak Inc.). The settlement requires the Company to make 8 payments of US $100,000 per year, with the first payment due on August 1, 2003, as compensation for past sales of licensed products. The net present value of this obligation has been recorded in other expenses. In addition, the Company agreed to pay a 7% royalty fee on future sales of licensed products, which will be recorded at the time the licensed products are sold.

3.	OTHER COSTS

On October 10, 2003, Honeywell International Inc. (NYSE: HON) and the company entered into a definitive agreement under which Honeywell has agreed to make an all cash takeover bid to acquire all of the outstanding common shares of the company at $11.27 CDN per share. The board of directors of the company unanimously recommended that its shareholders accept Honeywell’s offer.

On October 28, 2003, Honeywell mailed its offering circular. The Offer is open for acceptance until 4:30 p.m. (PST), on December 3, 2003, unless withdrawn or extended and is subject to the condition, among others, that the number of shares validly tendered to the Offer and not withdrawn constitutes not less than 90% of the company common shares.

During the first quarter, Silent Witness incurred $602,000 in travel, legal and accounting expenses relating to the takeover bid.